Exhibit 7


                                              April 5, 1999


Board of Directors
Sunstone Hotel Investors, Inc.
903 Calle Amanecer
San Clemente, CA  92673

Dear Sirs:

          SHP Acquisition, L.L.C. ("SHP Acquisition") is pleased to propose that it acquire all of the common stock of Sunstone Hotel Investors, Inc. ("Sunstone") for consideration of $9.50 to $10.00 in cash per share (the "Cash Price"), on the terms and subject to the conditions set forth in this letter. The average trading price of the Sunstone common stock on the New York Stock Exchange for the period March 1, 1999 through April 1, 1999 was $7.25. Based on this price, the consideration we are offering your shareholders represents a premium of 31% to 38%. Under this proposal, the holders of outstanding partnership units in Sunstone Hotel Investors, L.P. ("Sunstone OP") (other than Sunstone) would receive, at their option, either cash in an amount per partnership unit equal to the Cash Price or redeemable perpetual preferred units in Sunstone OP having a face value equal to the Cash Price. Sunstone's 7.9% Class A Cumulative Convertible Preferred Stock would be redeemed in accordance with its terms for a cash amount equal to its liquidation preference plus accrued and unpaid dividends. SHP Acquisitions, L.L.C. is a Delaware limited liability company newly organized by Westbrook Fund III Acquisitions, L.L.C. ("Westbrook"), Mr. Robert A. Alter ("Mr. Alter") and certain management personnel of Sunstone Hotel Properties, Inc. ("Lessee").

          It is our view that this consideration is very fair and would be attractive to your shareholders. We hope that you will view this proposal as being an excellent opportunity for the shareholders of Sunstone to realize full value for their shares to an extent not available to them in the marketplace, and for Sunstone to continue its operations even more strongly as a private company in experienced industry hands focused on the long-term value of Sunstone and no longer subject to the often short-term pressures imposed by the public financial markets and the limitations imposed by Sunstone's REIT structure.

          We presently contemplate that the acquisition would be accomplished by the merger of a subsidiary of SHP Acquisition into Sunstone. After consummation of the transaction, Sunstone would be wholly owned by SHP Acquisition, which would in turn be owned by Westbrook, Mr. Alter and other members of the Lessee's management. Prior to consummation of the merger, SHP Acquisition would acquire all of Sunstone's interests in Sunstone OP and acquire or receive a contribution of certain stock and certain assets of the Lessee and Sunstone Hotel Management, Inc. ("Management"). We and our representatives are prepared to discuss our proposed acquisition structure with you at your request. Attached as Annex A is a term sheet outlining the arrangements which Westbrook and Mr. Alter intend to enter into between themselves with respect to the ownership and operation of SHP Acquisition and the businesses of SHP Acquisition's subsidiaries after the acquisition, including the equity interests to be held by each such person.

          We believe that the combination of Westbrook and Mr. Alter represents a strategic match up of longstanding industry experience and expertise with well-recognized financial and investment sophistication. Mr. Alter, a co-founder of Sunstone, has been actively involved with Sunstone since its formation and has been active in hotel management and ownership since 1976. Led by Mr. Alter, management of the Lessee has a unique blend of experience in hotel ownership and operation, particularly with acquisitions, development and financing, combined with exceptional regional and property level managers. Westbrook's parent, Westbrook Real Estate Fund III, L.P. ("Westbrook Fund") is a $1.25 billion equity fund that targets investments in a broad range of real estate related assets, portfolios and companies. The proposal contained in this letter has been approved by the investment committee of Westbrook Fund. Westbrook Fund's investor group includes institutional investors, primarily consisting of public and private pension funds, endowments and foundations. Since its inception in 1994, Westbrook Real Estate Partners L.L.C. ("Westbrook Partners"), the general partner of Westbrook Fund, has closed over 70 investments with a total capitalization in excess of $6 billion.

          The financing used to complete the proposed transaction will be a combination of equity and debt. Westbrook Fund is prepared to make an equity investment in excess of $250 million in this acquisition, and we are confident that we will be able to secure the required debt financing on an expedited basis. In fact, we have already had extensive discussions with and received a preliminary proposal from an affiliate of PaineWebber (which we are currently negotiating), which has financed a number of transactions for Westbrook Partners in the past, to provide all necessary funds to consummate the transaction. Should you wish to discuss any aspect of the proposed debt financing with PaineWebber, we would be happy to arrange an opportunity for you to meet with appropriate representatives.

          As with every other Westbrook Partners transaction, consummation of this transaction is subject to the completion of the financing arrangements described above. We believe that Westbrook Partner's record of securing the financing necessary to complete transactions by its affiliates is well recognized by the investment community. The magnitude of Westbrook Fund's proposed equity investment demonstrates its commitment to a responsible capital structure in order to facilitate Sunstone's continuing as a financially sound, growing company which is well positioned to meet its ongoing responsibilities and obligations. We would like to sign a definitive merger agreement no later than April 30, 1999, and we expect to have executed commitment letters for all of the required financing at that time. We anticipate that definitive documentation for the financing would be finalized in the period prior to the vote of the Sunstone shareholders with respect to the proposed acquisition.

           This proposal is also subject to the following conditions: (i) approval by Sunstone's Board of Directors and shareholders pursuant to the requirements of Maryland law and the rules of the New York Stock Exchange,
(ii) any required approval by the holders of the operating partnership units of Sunstone OP, (iii) receipt of any consents of third parties required under material contracts of Sunstone, Lessee and Management, (iv) Sunstone having balance sheet liabilities at the closing of the proposed acquisition not in excess of those shown on its consolidated balance sheet dated as of March 31, 1999 and (v) the negotiation and execution of definitive agreements providing for the merger and the transactions outlined on Annex A and the satisfaction of customary conditions to be set forth therein, including a mutually satisfactory definitive merger agreement which would contain customary covenants, representations, warranties, conditions and other provisions normal to such agreements. The merger agreement would prohibit Sunstone from soliciting indications of interest from other persons with respect to an acquisition of Sunstone, although it would permit the Board of Directors of Sunstone to respond to inquiries from and provide information to bona fide interested third parties and, subject to reimbursement of expenses and payment of a termination fee in the amount of 3% of the total transaction value (which value shall include the total price to be paid to Sunstone shareholders, all debt to be assumed or refinanced and all fees and expenses), terminate the merger agreement if it determined to accept an alternative transaction. The merger agreement would provide Sunstone the ability to require that the shareholders of Lessee and Management sell such companies to any purchaser of Sunstone for a cash purchase price of $35 million and give the shareholders of such companies the option to sell such companies to any such purchaser or its designee for a $35 million cash purchase price. We would expect that Sunstone would continue to pay dividends to its shareholders in the ordinary course consistent with past practice until the consummation of this acquisition.

          While we have reviewed the publically available information with respect to Sunstone and have devoted a great deal of time and effort to studying Sunstone, our proposal is subject to confirmatory due diligence to be conducted by Westbrook. Given the familiarity of both Mr. Alter and Westbrook with Sunstone, this diligence would be completed expeditiously and should not delay the execution of a definitive merger agreement. Our offer is based on the understanding that there are approximately 37,638,427 shares of common stock of Sunstone currently outstanding and approximately 2,106,480 additional shares are currently issuable upon conversion of operating partnership units of Sunstone OP.

          We have no intention of attempting to acquire Sunstone other than in a transaction approved by Sunstone's Board of Directors. We hope that you will view this merger proposal favorably and that you, after appropriate consideration, will authorize further discussions with a view towards reaching a definitive agreement. We would appreciate hearing from you regarding our proposal by the close of business on April 19, 1999, at which time our proposal will lapse. If you believe that you will require additional time to consider our proposal adequately, we would be pleased to discuss an extension.

          We are prepared to move promptly in connection with this matter.
We have considered legal and other requirements with our advisors and do not foresee any insurmountable difficulties. We are prepared to meet with you or with your representatives to discuss our proposal and to answer any questions you or they may have. We believe that the negotiation of a satisfactory definitive merger agreement could be accomplished in a relatively short period of time. Thereafter we would work with you to obtain any required regulatory approvals and the other approvals referred to above. Please contact Paul Kazilionis (561-545-9775), Jon Paul (212-849-8839) or Mark Mance (415-438-3339) of Westbrook Partners, or Bob Alter (949-369-4309) of SHP Acquisition, or Richard Capelouto (212-455-7040) or Brian Stadler (212-455-
3765) of Simpson Thacher & Bartlett, or Martin Edelman (212-856-7100) or Steven Lichtenfeld (212-856-6996) of Battle Fowler LLP, to respond to our offer, or if you or your counsel require any additional information with respect to the offer. We look forward to discussing our offer with you, entering into a definitive merger agreement promptly and consummating this transaction on an expedited basis.


                                    Very truly yours,

                                    SHP Acquisition, L.L.C.


                                    By /s/ Robert A. Alter
                                      ---------------------------------
                                        Name:      Robert A. Alter
                                        Title:     Manager


                                    By /s/ Paul D. Kazilionis
                                      ---------------------------------
                                        Name:      Paul D. Kazilionis
                                        Title:     Manager

Attachment

                                                                       Annex A

                               TERM SHEET LETTER




Mr. Robert A. Alter
Chief Executive Officer
Sunstone Hotel Properties, Inc.
903 Calle Amanecer
San Clemente, CA 92673-6212

The following outlines the general terms and conditions under which Westbrook Fund III Acquisitions, L.L.C. and/or its affiliates ("Westbrook") may consider forming a venture with you ("Alter") and key management personnel of Sunstone Hotel Properties, Inc. (the "Lessee") for the acquisition of the following: (i) 100% (with the exception of the shares or OP units owned by Alter and certain other persons -- see below) of the outstanding common/preferred stock of Sunstone Hotel Investors, Inc. ("Sunstone") and operating partnership interests ("OP Units") in Sunstone Hotel Investors, L.P. ("Sunstone OP"); (ii) certain equity interests in the Lessee; and (iii) 100% of the assets of Sunstone Hotel Management, Inc. (the "Management Company"). The acquisition of the foregoing is referred to as the "Transaction." Pursuant to the Transaction, holders of OP Units in Sunstone OP (other than Alter and certain key management of the Lessee participating in the Venture) may be granted the right to receive consideration (i.e. redeemable perpetual preferred units) that would not result in the immediate recapture of any of their deferred tax liability.

1. Transaction Structure: Westbrook and Alter (each referred to herein as a "Member") would form a Delaware limited liability company (the "Venture"), or alternative ownership vehicle with similar economic characteristics, in which Westbrook, subject to the limitations set forth in paragraphs 4 and 9, would act as managing member. All net cash flow from the Venture would be distributed to the Members as described below. The Venture would focus on the ownership, acquisition, management, and repositioning of primarily full service hotels located throughout the United States.

2.   Transaction Capitalization:  Alter would contribute the following to the
     Venture: (i) his interest in Sunstone and Sunstone OP, (ii) his shares of Sunstone, (iii) 49% of the stock of the Lessee and rights to all distributions and dividends and to the proceeds from any sale of the remaining 51% of the stock of the Lessee, and (iv) would cause the Management Company to contribute its assets to the LLC. Alter would receive (a) $3.0 million in cash, (b) a capital account in the LLC equal to (x) $10.5 million plus (y) 460,352 (representing the aggregate number of Sunstone shares and OP Units owned by Alter) multiplied by the price paid per share of Sunstone common stock in the merger and (c) the profits interest in the Venture as described in paragraph 3 below. (The amount set forth in clauses (x) and (y) above shall mean, collectively, the "Alter Capital Amount.") The Venture would have the right to buy Alter's 51% of the shares of the Lessee upon certain agreed upon terms and conditions. The Lessee's Board would include a representative of Westbrook, all significant actions of the Lessee would require Board approval and all Board action would require the unanimous approval of all Board members. Prior to closing, all franchisers would issue a comfort letter permitting Venture to acquire Alter's shares in the Lessee under the specified circumstances permitting such acquisition. Alter and any individual investors in the Venture would hold their interests in the Venture indirectly through S corporations or other entities reasonably agreed to by the parties. In connection with the Transaction and subject to the receipt of customary representations, warranties and indemnities, the Venture would assume all disclosed liabilities of the Lessee and Management Company as set forth on the balance sheets of the Lessee and Management Company as well as the obligation to pay $2.25 million to certain employees of the Lessee (as described below) and provided that between January 1, 1999 and the closing of the Transaction only customary dividends shall be paid by the Lessee and Management Company to its stockholders (not to exceed $500,000 in the aggregate). Westbrook or its co-investors would contribute to the Venture the balance of the additional equity capital necessary to complete the Transaction (the "Westbrook Capital Amount"). For his 20% interest in the Lessee, Charles L. Biederman ("Biederman") would receive $1.75 million in cash and a portion of the profits interest in the Venture that is described in paragraph 3 below. In addition, at the closing of the Transaction, Biederman and certain other employees of the Lessee would receive from the Lessee $2.25 million in cash in respect of certain services provided to the Lessee. The terms and conditions of the Transaction as well as the Venture's capital structure (including the initial debt parameters and debt/equity ratio), and any changes thereto prior to the consummation of the Transaction, requires approval by both Alter and Westbrook.

3. Distributions: All distributions by the Venture would be made as follows:

     (a) First, to Westbrook and Alter, pro rata (based on the Westbrook Capital Amount and the Alter Capital Amount), until Westbrook and Alter receive a return of the Westbrook Capital Amount and Alter Capital Amount with a 15% IRR;

     (b)  Second, to Alter until Alter receives an additional $17.5 million;
          and

     (c) Thereafter, (i) 11.5% to Alter and (ii) the remainder to Westbrook and Alter, pro rata (calculated based on the Westbrook Capital Amount and the Alter Capital Amount plus the amount distributed to Alter in clause (b) above).

4. Control: An Executive Committee would be established to make all major decisions of the Venture by majority vote (except as provided in this letter), including asset sales, financings, capital expenditures and annual budget approval. The Executive Committee would consist of members appointed by Alter and members appointed by Westbrook (provided that Westbrook would have the right to appoint all of the members of the Executive Committee if Alter is terminated for cause or ceases to hold an equity interest in the Venture); a majority of which will be appointed by Westbrook. The principal place of business of the Venture would be located at Sunstone's current principal place of business.

5. Distributions: Except to the extent necessary to fund required expenses or specified reserves as reasonably determined in good faith by the Executive Committee (such expenses and reserves may include amounts attributable to required, but not discretionary, debt payments, but may not include amounts attributable to new acquisitions or major expansions of existing hotels) and subject to any limitations imposed by the Venture's lenders, all cash flow from the Venture and the Lessee will be distributed to its members in accordance with paragraph 3. All net cash flow from operations would be distributed by the Venture on a quarterly basis.

6. Alter Employment Arrangements: Alter would act as Chief Executive Officer of the Venture and would receive annual compensation of $500,000 (subject to annual increases based on the increase in CPI, but not less than 4% per annum) pursuant to a five-year employment agreement, plus a discretionary bonus as (and to the extent) approved by Westbrook. The employment agreement would provide that if Alter's employment is terminated by the Venture other than for "cause" or is terminated by Alter with "good reason," Alter would be entitled to receive a severance payment, subject to any limitations imposed by Section 280G of the Internal Revenue Code, equal to the product of (x) the sum of Alter's then annual base salary and the amount of Alter's bonus for the preceding year and (y) the lesser of (1) 2.99 or (2) a fraction, the numerator of which is the number of days remaining during the term of the agreement and the denominator of which is 365 (provided that such fraction shall not be less than 1). Such severance payment shall be payable in accordance with the Venture's customary payroll practices over the remaining term of the contract (but not in excess of 2 years). For purposes of the agreement "cause" would mean (i) Alter's willful and intentional failure or refusal to perform or observe a material portion of his material duties, responsibilities or obligations set forth in his employment agreement or his negligence (after notice of default and opportunity to cure), for reasons other than illness or incapacity (provided that any such failure, refusal or negligence would not be deemed "cause" unless (a) such failure, refusal or negligence results in actual (but not consequential) damage to the Venture in excess of $1.0 million (combined with all other such uncured failures, refusals or occurrences of negligence), and Alter fails to contribute an amount to the Venture necessary to reduce such damage amount to below $1.0 million, and (b) such failure, refusal or negligence does not relate to the general, over-all marketing or operating strategies of the Venture that are implemented or supervised by Alter or any actions taken or omitted with the knowledge of or at the direction of the Executive Committee; (ii) any willful and intentional act of Alter involving malfeasance, fraud, theft, misappropriation of funds, embezzlement or dishonesty affecting the Venture; or (iii) Alter's conviction of, or plea of guilty or nolo contendere to, an offense which is a felony in the jurisdiction involved. The defense of any litigation relating to whether Alter may properly be removed for cause pursuant to clause (i) shall be funded by the Venture but shall be subject to reimbursement if Alter is not the prevailing party. For purposes of this letter, the term "good reason" would mean (i) the assignment to Alter of duties materially inconsistent with Alter's position as CEO of the Venture or any significant diminution in Alter's duties and responsibilities; (ii) the change in the location of the Venture's executive offices or of Alter's place of employment to a location that is greater than a 35 mile radius from Sunstone's existing executive offices; (iii) a material breach of the employment agreement by the Venture or (iv) a change in control of the Venture (other than an IPO or other public offering), unless prior to or in connection with the change in control event Alter received from the Venture an amount of cash equal to the Alter Capital Amount plus the amount set forth in paragraph 3(b) (whether pursuant to paragraph 3 or otherwise). In the event of Alter's death, disability, termination by the Venture without cause or termination by Alter with good reason or the Venture's failure to tender to Alter a New Employment Agreement (as defined below), Alter would have the right to put to the Venture his interest in the Venture at a buy-out price equal to the then fair market value of Alter's interest in the Venture (determined by three-party appraisal and assuming the hypothetical sale of the Venture's assets at fair market value and a liquidation of the Venture using the priorities for capital proceeds (the "Put Right Price"). If during the initial term of his employment agreement Alter is discharged for cause or resigns without good reason, Alter would forfeit 86.9% of the amount payable to Alter pursuant to clause (i) of paragraph 3(c) (the "Promote"). If after the expiration of the initial term of Alter's employment agreement Alter is not tendered a new employment agreement (on the same terms and conditions as his initial 5-year employment agreement except that the base salary shall be his most recent base salary) (the "New Employment Agreement") the Promote shall no longer be subject to forfeiture. If following the expiration of the initial term of Alter's employment agreement, Alter and the Venture enter into a New Employment Agreement which is subsequently terminated by the Venture for cause or by Alter without good reason, a portion of the Promote shall be forfeited in accordance with the following schedule: during year 1 - 50%; during year 2 - 40%; during year 3 - 30%; during year 4 - 20%; during year 5 - 10%. If after the expiration of initial term of Alter's employment agreement, Alter is tendered a New Employment Agreement that is not signed by him, Alter shall forfeit the Promote. If Alter's employment agreement is terminated for any reason, Alter shall not compete with the Venture for a period of one year following the termination of his employment. The Venture would accrue $500,000 per quarter (that would be cumulative and would compound at a rate of 12%) that would be paid annually as a bonus to Alter (and other members of senior management designated by Alter in his sole and absolute discretion) out of available cash after Westbrook has received a 12% compounded quarterly return on the Westbrook Capital Amount (the "Bonus Payment"). The Executive Committee shall have the right to reduce pro rata Bonus Payment accruals as Alter receives payments pursuant to paragraph 3(b) and shall not otherwise reduce the payments.

7. Limited Call Rights: If Alter is no longer employed at the Venture, Westbrook would receive a call on Alter's interest in the Venture at the Put Right Price after giving effect to any forfeiture of the Promote described above.

8. Required Liquidation: Subject to a right of first offer in favor of the other party, from and after the date that is 10 years after the Venture's formation, either Alter or Westbrook may require a sale of all the Venture's assets or a sale of all the interests in the Venture.

9. Major Decisions: The following would require Alter's approval: (i) transactions between the Venture and affiliates of Westbrook that are not on market terms, (ii) except for any transferee permitted by paragraph 16, admission of a new member, (iii) the amendment of the Venture operating agreement, (iv) in-kind distributions to members, (v) retention of cash flow in excess of the amounts necessary to fund required expenses or specified reserves reasonably determined in good faith by the Executive Committee (such expenses and reserves may include amounts attributable to required, but not discretionary, debt payments, but may not include amounts attributable to new acquisitions or major expansions of existing hotels), and (vi) except as set forth in paragraph 11, additional capital calls.

10. Budget; Reporting Requirements: Alter would prepare (or cause to be prepared by the Venture's accountants, who shall be a "Big 5" accounting firm selected by the members), in accordance with reasonable standards that would be supplied by Westbrook, and deliver to Westbrook, at Venture expense, (i) quarterly unaudited, and annual audited, financial statements of the Venture and (ii) a quarterly and annual budget for the Venture's general operations. Alter would be required to operate the Venture within 105% of the over-all budget approved by the Executive Committee and within 110% of each line-item category within each such approved budget, including any contingency percentages in the budget.

11. Additional Capital: If additional capital is required by the Venture to fund "necessary expenses," then either Westbrook or Alter can notify the other of the amount of additional capital then required (a "Capital Requirement") and Westbrook and Alter would contribute, pro rata in accordance with their interest in the Venture, such Capital Requirement. Such contributions would have first priority on operating cash flow and capital proceeds distributions, pro rata to Westbrook and Alter, until
     such amounts are returned with a 15% IRR.    If any party fails to
     contribute his or its pro rata share of any Capital Requirement, the entire Capital Requirement shall be loaned to the Venture by the other party at a rate of 15% per annum compounded quarterly and such loan amount shall be taken into account in calculating the distributions to the party making such loan, pursuant to paragraph 3(c)(ii).

12. Rights of First Offer: During the first 4 years of the Venture, Westbrook would not permit the Venture to sell any Venture management company equity or assets on a stand-alone basis (i.e., without any hotel assets of the Venture) without first granting to Alter a right of first offer to acquire such equity interests or assets. After the first 4 years of the Venture, Alter would have a right of first offer to acquire any Venture management company assets or equity that is sold on a stand-alone basis but only if (i) the proceeds that would be distributed to Westbrook as a result of such sale, (ii) all distributions made by the Venture to Westbrook prior to such date, plus (iii) the proceeds that would be distributed to Westbrook if all of the assets of the Venture would be liquidated at appraised fair market value (such liquidation value to be determined by three-party appraisal), would, in the aggregate, result in at least a 17.5% IRR to Westbrook (including the return of the Westbrook Capital Amount).

13. Sale of Assets: During the first 18 months of the Venture, Westbrook would not sell or otherwise dispose of properties owned by the Venture which, in the aggregate, include more than 30% of the aggregate number of guest rooms in the Venture's portfolio unless the aggregate sale price for all such properties exceeds the Venture's aggregate basis in such properties. In addition, during the first 18 months of the Venture, Westbrook will not liquidate the Venture or sell all or substantially all of its assets unless such liquidation or sale results in proceeds that are sufficient to distribute to Alter, in addition to the Bonus Payment, the full amount pursuant to paragraph 3(b).

14. Offices; Key Employees: The Venture will maintain and pay for suitable offices for Alter, the Venture's key employees and its servicing staff, subject to a budget approved by the Executive Committee. The Venture would compensate its key employees in accordance with the compensation parameters agreed to by Alter and Westbrook. In addition to such amounts, Alter would have the right to grant to key employees such portion of the Promote as Alter desires (but not less than 33%), subject to an automatic transfer of such Promote to the Venture, to be reallocated by Alter to other key employees, if any such employee is terminated for cause or voluntarily resigns, all as Alter may determine.

15. Tax Matters: Subject to standard minimum gain chargeback and qualified income offset language under the IRC Section 704(b) safe harbors, taxable income and loss would be allocated so as to cause the capital accounts of Westbrook and Alter to equal the amounts they would be entitled to under the priorities set forth under "Distributions" above (assuming a sale of Venture assets at their then adjusted tax basis). Westbrook would be the "tax matters partner" of the Venture , subject to Alter's reasonable approval of tax filings and IRS settlements. The Venture's accountants will prepare the tax returns. The members would agree to appropriate language for purposes of satisfying "fractions rule," ERISA and "plan assets" requirements resulting from Westbrook having tax-exempt investors. Subject to any limitations imposed by the Venture's lenders, the Venture would make tax loans to Alter to the extent Alter's cumulative tax liability exceeds Alter's cumulative distributions (several liability of other members of management who borrow). Tax depreciation will be allocated pro rata to Alter and Westbrook in accordance with the Alter Capital Amount and the Westbrook Capital Amount.

16. Transfer of Interests: No member of the Venture would be permitted to pledge, hypothecate or otherwise transfer its interests in the Venture, except that any member would be permitted to: (i) transfer its interest in the Venture if certain (to-be-specified) principals of, respectively, Westbrook or Alter (a) control the transferee as to all operating and major decisions and (b) also have at least a 50% direct or indirect economic interest in the transferee, (ii) pledge or hypothecate its right to receive distributions from the Venture, provided that the pledgee has no voting or other control rights with respect to the

     Venture, or (iii) transfer its interest by operation of law, including death or bankruptcy. Except as set forth below, if the Venture is formed and Westbrook thereafter sells any portion of its interest in the Venture Alter would also have the right to tag along in such sale upon the same terms and conditions as those offered to Westbrook. Notwithstanding the foregoing, Westbrook shall have the right to sell less than a 50% of its interest in the Venture (but in no event control rights) during the first year of the Venture, free and clear of any tag along rights in favor of Alter, provided that Westbrook's only profit in such sale is represented by a promote interest in the Venture. Any tag along rights in favor of Alter shall be subject to drag along rights in favor of Westbrook except that no drag along shall be permitted for a period of 18 months unless in connection with any drag along of Alter he receives an amount equal to the sum of (x) the Alter Capital Amount,
     (y) the accrued but unpaid Bonus Payment and (z) $17.5 million.

17. Indemnification: The Venture would indemnify each member, and their respective officers, against all losses incurred in connection with operating the Venture, unless such loss resulted from such member (or such officer) committing fraud, gross negligence, and willful misconduct resulting in a material breach of the Venture's operating agreement that is not cured within the time period provided therein for such cure.

18.  Exclusivity:   Upon execution of this letter and until the earlier of
     (i) 6 months after the date hereof and (ii) 30 days after the date upon which Sunstone's board of directors definitively rejects the Venture's final proposal regarding the Transaction (unless in the case of (i) or (ii) the process implemented by Sunstone's Board relating to the Transaction is continuing and Westbrook in good faith is continuing to pursue the Transaction in accordance with the terms of such process), neither Westbrook nor Alter (in their respective individual capacities and not in any capacity they have at Sunstone) will engage in discussions or enter into agreements or understandings with any person or group, including Sunstone, concerning a business combination involving, or the acquisition of a material portion of the assets or equity of, Sunstone, or the Sunstone OP, the Lessee or the Management Company, other than the other of them concerning the transactions contemplated by this letter (provided, however, that the foregoing shall not prohibit (x) Westbrook from discussing or entering into agreements or understandings regarding the proposed Transaction with its internal or co-investors, subject to their respective agreement to comply with the confidentiality and other provisions set forth herein or (y) Alter from selling his interest in the Lessee and Management Company (or their assets) in any transaction contemplated by paragraph 19 (or any derivative or modification thereof approved by Sunstone's Board in connection with the proposed Transaction).

19. Tag Along/Drag Along: The proposal to Sunstone will provide that upon the execution of a definitive agreement between Sunstone and the Venture regarding the Transaction, any alternative transaction involving Sunstone will (unless otherwise approved by Alter) provide the Lessee and the Management Company with a right to tag along with Sunstone in any such alternative transaction at a purchase price of $35 million in cash. In addition, Sunstone will have a right in any such alternative transaction to drag along the Lessee and the Management Company in such transaction at a purchase price of $35 million in cash.

20. Confidentiality: Except as otherwise required by law or in paragraph 21 below or as may be disclosed by the parties in any Schedule 13D filing, the terms of the Transaction and this letter will be kept strictly confidential by both parties regarding persons other than their attorneys and accountants (under duties of confidentiality) unless both of Alter and Westbrook release or consent to the release of any such information.

21. Submission to Sunstone Board: Westbrook and Alter will reasonably cooperate in determining the manner of proposing (jointly) the terms and conditions of the Transaction to the Sunstone Board of Directors for its approval (including, without limitation, a break-up fee of 3% of the total transaction value, (i.e., total amount that would be paid to Sunstone's shareholders plus all debt to be assumed or refinanced plus all transaction fees and expenses), and would make such proposal to the Sunstone board as soon as is reasonably practicable after the execution of this Term Sheet.

22. Good Faith Negotiation; Costs: Each of Westbrook and Alter hereby agree to use good faith and reasonable efforts to draft, negotiate and enter into an operating agreement with respect to the Venture on or before April 30, 1999. The Venture Agreement will be drafted by Simpson Thacher & Bartlett. All costs incurred by Westbrook, Alter and their respective affiliates in negotiating and preparing this term sheet (including all attorneys' fees and costs relating thereto), and all other documentation relating thereto, would be borne by the Venture; provided, however if the Venture is not formed, all of such costs would be paid by the party that incurred such costs. Any break-up fee or similar payment payable to the Venture will first be used to pay the expenses incurred by each member and the Venture in connection with the Transaction and, thereafter, distributed pro rata to the members (provided, if Alter participates in an alternative transaction involving Sunstone pursuant to which the break-up fee is paid and the Management Company or Lessee is sold to any entity not affiliated with Westbrook,

     100% of the remaining portion of the break-up fee or similar payment, if any, would be distributed to Westbrook).

23. Governing Law/Attorneys Fees. It is the intent of the parties hereto that all questions with respect to the construction of this letter and the rights and liabilities of the parties hereto would be determined in accordance with the provisions of the laws of the State of New York. In any dispute among the parties hereto concerning this letter agreement, the prevailing party would be entitled to recover from the non-prevailing party the prevailing party's (and its affiliates) reasonable attorneys' fees and costs. To the extent permitted by applicable law, the parties hereby waive trial by jury.

Please bear in mind that this letter is intended to summarize the basic terms under which Westbrook and Alter may be prepared to invest with each other in the Transaction and is not a binding commitment between Westbrook and Alter (other than the provisions of Paragraphs 18, 20, 21, 22 and 23 relating to exclusivity, confidentiality, submission to Sunstone's Board, good faith negotiation, the bearing of costs and governing law/attorneys fees, all of which are intended to be binding agreements of Westbrook and Westbrook's parent, Westbrook Real Estate Fund III, L.P. (the "Westbrook Parent"). Upon any material breach of a binding provision of this letter by either Westbrook or Westbrook Parent, on the one hand, or Alter on the other hand, the non-breaching party shall have the right to immediately terminate this letter agreement upon which all further obligations of the parties hereto shall terminate, except that the terminating party's right to pursue all legal remedies in respect of such breach will survive such termination unimpaired. Moreover, this letter does not address all matters upon which agreement must be reached in order for the Transaction to be consummated, and except with respect to the items described in the preceding sentence, creates no rights in favor of any party. A binding commitment between Westbrook and Alter will only exist to the extent it is set forth in a definitive agreement mutually agreed upon by Westbrook and Alter with respect to the Transaction.

             [Signature blocks on the immediately following page]

                 This document has been executed in counterpart originals as of this 5th day of April, 1999, each of which shall be considered an original, but all of which taken together shall constitute one and the same document.




                                    -------------------
                                    Robert A. Alter

                                    WESTBROOK FUND III ACQUISITIONS, L.L.C.

                                    By:
                                         --------------------
                                         Name:   Jonathan H. Paul
                                         Title:  Vice President